SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Canadian Pacific Railway Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13645T100

(CUSIP Number)

Stephen Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

with a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This calculation is based on 152,911,446 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited outstanding as of October 16, 2015 as reported in the Issuer’s 6-K filed on October 20, 2015 (the “6-K”).

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 152,911,446 Common Shares outstanding as reported in the 6-K.

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3)	This calculation is based on 152,911,446 Common Shares outstanding as reported in the 6-K.

This Amendment No. 13 relates to the Schedule 13D filed on October 28, 2011, as amended prior to the date of this Amendment (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 1.	Security and Issuer.

Item 1 of the Original 13D is amended and supplemented as follows:

The Reporting Persons beneficially own an aggregate of 13,940,890 Common Shares (the “Subject Shares”).

Item 5.	Interest in Securities of the Issuer

The first two paragraphs of Items 5(a) and (b) of the Original 13D are hereby amended and restated to read in full as follows:

“The Reporting Persons beneficially own 13,940,890 Common Shares, which is 2,588 higher than the number reported in the last Amendment to the Original 13D as a result of a purchase in July 2014. The Reporting Persons did not acquire or dispose of beneficial ownership of any Common Shares in calendar year 2015. The Issuer has recently repurchased Common Shares from third parties and, as a result of those repurchases, the Subject Shares now represent a higher percentage of the outstanding Common Shares than reported in that last Amendment. Specifically, the Subject Shares now represent approximately 9.1% of the Common Shares outstanding, based on 152,911,446 Common Shares outstanding as reported in the Issuer’s 6-K filed on October 20, 2015.

On October 1, 2015, the Reporting Persons, on behalf of the Pershing Square Funds, purchased and sold among themselves, in ordinary course rebalancing transactions, certain Common Shares. There were no changes in the number of aggregate Common Shares owned by the Reporting Persons as a result of such rebalancing transactions.”

Item 5(c) of the Original 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit	Description

99.1	Trading Data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2015

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Trading Data.